Exhibit 13.1











                                 ELSCINT LIMITED


                                      2004


                                  ANNUAL REPORT

      To the Shareholders of Elscint Limited:

      We are pleased to present the Elscint Limited Annual Report for the year ended December 31, 2004. In 2004, Elscint experienced growth and expansion in the hotel and leisure business, established operations at the Arena commercial and entertainment center at the Herzliyah Marina, consolidated our interests in the biotechnology sector and acquired the apparel company, Mango, the owner of eight retail stores in Israel which sells women's apparel.

      Since our last Annual Report, we made substantial progress toward becoming a significant player in the hotel and leisure sector in Europe. Recent activities highlighting our achievements in this effort include:

      o We opened our newest hotel in London, the Riverbank Park Plaza, for a soft opening in April 2005 and commenced regular operations in June 2005. This hotel includes approximately 400 rooms and 66 additional apartment-hotel luxury suites.

      o In Hungary, we made progress in converting the former National Ballet Institute Building into an ultra-luxury hotel. This hotel is centrally located on Budapest's prestigious Andrassy Boulevard.

      o In Bucharest, Romania, we are extensively renovating and remodeling the Bucuresti Hotel to conform to international standards as a four-star deluxe hotel. In addition, we are expanding the Centre Ville apartment/hotel complex adjacent to the Bucuresti, which when completed will have 438 deluxe hotel rooms and 294 apartments. The rooms and apartments will be leased on both a long and short-term basis.

      o In Antwerp, Belgium, we are in the final stages of upgrading and repairing the Aquatopia attraction within the Astrid Park Plaza Hotel.

      o Lastly, in June 2004, we signed management agreements with the Rezidor Group regarding the future management of two hotels presently under development- the "Ballet Institute" in Budapest, which will be operated under the "Regent" brand; and the Bucuresti Hotel in Bucharest, which will be operated under the "Radisson SAS" brand. The Rezidor Group will commence management of these hotels following the completion of the renovation of the respective facilities.

      In addition, in May 2005, Elscint completed the acquisition of 100% of the equity and voting rights of Mango, the Israeli distributor and retailer of the internationally renowned retail brand name MANGO-MNG(TM). Mango operates eight retail facilities in various cities in Israel. Concurrently with this acquisition, Mango executed a distribution agreement with the owners of the MANGO-MNG(TM) brand name for a 10-year period.

      Finally, on June 8, 2005, we announced that an independent committee of our parent company, Elbit Medical Imaging, or EMI, approached Elscint regarding a possible combination of the two companies in a share-for-share transaction, whereby EMI would acquire the shares of Elscint it does not already own. As a result of this action, we established our own independent committee to discuss and review the proposal, and, if deemed appropriate, to negotiate the terms and conditions upon which such a transaction may be concluded. For a fuller discussion of this proposed transaction, please see "Item 4 - Recent Developments" of the Form 20-F (as defined below).

      There is no assurance that our independent committee will continue discussions with respect to this proposed transaction, or that, if our independent committee does continue discussions with EMI's independent committee, a transaction will be agreed upon or consummated.

      Full details with respect to the developments highlighted above, and our other activities during 2004 and up to mid 2005, are included in Elscint's Annual Report on Form 20-F for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on June 30, 2005 (the "Form 20-F").

      We would like to take this opportunity to thank our shareholders and the members of the Elscint team for their work and faith during 2004. We remain dedicated to increasing shareholder value and pledge to manage Elscint in such fashion. Thank you for your continued support.


                  With our sincerest regards,

Abraham (Rami) Goren                                    Rachel Lavine
Executive Chairman of the Board of Directors            President

                             SUMMARY AND BACKGROUND

            Elscint Limited is currently engaged in the following businesses:

      o Development, construction, ownership and operation of hotel projects in Europe and elsewhere and through wholly owned and jointly controlled subsidiary companies;

      o Ownership, operation and management of the Arena commercial and entertainment center;

      o     Asset leasing;

      o     Investment in a biotechnology company; and,

      o Ownership, operation and management of the apparel distribution company Mango Israel, since May 2005.


            The information included in this report to shareholders is accurate as of the date of the filing by Elscint with the Securities and Exchange Commission of the Form 20-F.

                                  STOCK PRICES

            Elscint's ordinary shares are listed on the New York Stock Exchange under the symbol ELT. The annual high and low sale prices for the ordinary shares for the five most recent full fiscal years were:

                  Year
                  December 31,        Ended Low($)    High($)
                  ------------        ------------    -------

                  2000                  3 13/16        10 1/4
                  2001                  3.51           5.00
                  2002                  2.95           6.14
                  2003                  3.35           4.9
                  2004                  3.81           5.54


            The quarterly high and low sale prices for our ordinary shares during the two most recent full fiscal years and the subsequent first and second quarter were:

               2003

               First Quarter            3.35         4.19
               Second Quarter           3.78         4.41
               Third Quarter            3.80         4.30
               Fourth Quarter           3.80         4.90

               2004

               First Quarter            4.4          5.54
               Second Quarter           3.81         5.14
               Third Quarter            3.95         4.99
               Fourth Quarter           3.88         4.4

               2005

               First Quarter            4.13         6.99
               Second Quarter           5.35         7.74

            The monthly high and low sale prices for our ordinary shares during the six months of January 2005 through June 2005 were:

               Month                    Low($)      High($)
                                        ------      -------

               June 2005                6.24         7.74
               May 2005                 5.35         5.99
               April 2005               5.45         6.09
               March 2005               6.11         6.65
               February 2005            4.9          6.99
               January 2005             4.13         4.89

            On June 30, 2005, the closing price of our ordinary shares was $5.99.


                             SELECTED FINANCIAL DATA

            The following selected consolidated financial data of Elscint Limited and its subsidiaries (together, "Elscint", the "Company", "our Company", "we" or "us") as of December 31, 2004 and 2003 and for each of the years ended December 31, 2004, 2003 and 2002 has been derived from the Consolidated Financial Statements. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for each of the years ended December 31, 2001 and 2000 has been derived from audited consolidated financial statements not included in the Form 20-F. The Consolidated Financial Statements (as defined below) were prepared in accordance with Israeli generally accepted accounting principles ("Israeli GAAP"), and audited by Brightman Almagor & Co., an independent registered public accounting firm in Israel, and a Member Firm of Deloitte Touche Tohmatsu, except for certain subsidiaries and an associate which were audited by other auditors. You should read the selected consolidated financial data together with "Item 5 - Operating and Financial Review and Prospects" of the Form 20-F and the consolidated financial statements included in the 20-F and the accompanying notes (the "Notes") thereto (the "Consolidated Financial Statements").

            The selected consolidated financial data presented in this report includes information for 2004, 2003, 2002, 2001 and 2000. The selected financial data for the years ended December 31, 2003, 2002, 2001 and 2000 are stated in values adjusted for the change in the general purchasing power of the Israeli currency (NIS adjusted to the Israeli Consumer Price Index as of December 2003). The 2004 selected consolidated financial information is presented in reported value (as this term is defined in the Note 2A to the Consolidated Financial Statements). The 2004 information is presented in NIS as well as a convenience translation to U.S. dollars.

Currency Translation

            For the reader's convenience only, some financial information has been translated from New Israeli Shekels ("NIS"), to the U.S. dollar, using the representative exchange rate as published by the Bank of Israel at December 31, 2004 (U.S.$1.00 = NIS 4.308). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that can actually be received or paid in dollars or convertible into dollars (unless otherwise indicated), all information about exchange rates is based on the Bank of Israel rates.

            In addition, certain information with respect to other currencies has been translated, for the reader's convenience only, into NIS and U.S. dollar, using the representative exchange rates as published by the Bank of Israel as at December 31, 2004.

Income statement data as per Israeli GAAP:


                                                                                                                      Convenience
                                                                                                                      translation
                                                                      Year ended December 31,                         December 31,
                                           ----------------------------------------------------------------------
                                               2004          2003            2002           2001           2000          2004
                                           ----------      ---------    -----------     ----------    -----------     -----------
                                             Reported                             Adjusted                               US $
                                           ----------      ------------------------------------------------------
                                                                 NIS (thousand)                                       (thousand)
                                           ----------------------------------------------------------------------    ------------
Revenues
Hotels operations and management              218,365        189,205        206,679        139,223        106,051         50,688
Commercial center operations                   55,263         20,106           --             --             --           12,828
Asset leasing                                  13,238         13,495           --             --             --            3,073
Long-term contracts                              --             --            1,509         10,028         19,983           --
                                           ----------    -----------    -----------    -----------    -----------    -----------
                                              286,866        222,806        208,188        149,251        126,034         66,589
                                           ----------    -----------    -----------    -----------    -----------    -----------
Cost of revenues
Hotels operations and management              137,622        128,301        133,207         95,851         68,606         31,946
Commercial center operations                   59,885         21,975           --             --             --           13,901
Asset leasing                                   3,175          3,510           --             --             --              737
Long-term contracts                              --             --            1,392          7,311         17,900           --
                                           ----------    -----------    -----------    -----------    -----------    -----------
                                              200,682        153,786        134,599        103,162         86,506         46,584
                                           ----------    -----------    -----------    -----------    -----------    -----------
Gross profit                                   86,184         69,020         73,589         46,089         39,528         20,005
Hotels' depreciation, amortization
  and operating expenses                       64,513         50,432         61,503         31,550         22,688         14,975
Initiation expenses                             1,611          4,303          1,773          3,960          1,813            374
Selling and marketing expenses                 14,046          8,948           --             --             --            3,260
General and administrative expenses            27,608         29,355         31,574         25,790         23,262          6,409
                                           ----------    -----------    -----------    -----------    -----------    -----------
                                              107,778         93,038         94,850         61,300         47,763         25,018
                                           ----------    -----------    -----------    -----------    -----------    -----------
Operating loss before finance income
  (expenses), net                             (21,594)       (24,018)       (21,261)       (15,211)        (8,235)        (5,013)
Finance income (expenses), net                (34,805)       (41,262)        12,805         65,093        (20,211)        (8,079)
                                           ----------    -----------    -----------    -----------    -----------    -----------
Operating loss after finance income
  (expenses), net                             (56,399)       (65,280)        (8,456)        49,882        (28,446)       (13,092)
Other expenses, net                            (9,361)       (16,176)       (21,502)       (13,114)         2,617         (2,173)
                                           ----------    -----------    -----------    -----------    -----------    -----------
Loss before income taxes                      (65,760)       (81,456)       (29,958)        36,768        (25,829)       (15,265)
Tax benefits                                     (647)        (8,384)        (5,221)         5,383          4,634           (151)
                                           ----------    -----------    -----------    -----------    -----------    -----------
Loss after income taxes                       (65,113)       (73,072)       (24,737)        31,385        (30,463)       (15,114)
Share in loss of an associated company         (6,611)        (7,019)        (2,847)        (9,712)        (3,240)        (1,535)
Minority interest in loss (profit)
  of a subsidiary                                (724)           746            879          1,288           --             (168)
                                           ----------    -----------    -----------    -----------    -----------    -----------
Loss from continuing operations               (72,448)       (79,345)       (26,705)        22,961        (33,703)       (16,817)
Net profit from discontinuing
  operations                                   11,067         12,972         88,983         33,935         76,471          2,569
                                           ----------    -----------    -----------    -----------    -----------    -----------
Net profit (loss)                             (61,381)       (66,373)        62,278         56,896         42,768        (14,248)
                                           ==========    ===========    ===========    ===========    ===========    ===========

Basic earnings (loss) per ordinary
  share (NIS 0.05 par value) from:
     Continuing operations                      (4.37)         (4.75)         (1.60)          1.37          (2.02)         (1.01)
     Discontinuing operation                     0.67           0.78           5.33           2.03           4.58           0.16
                                           ----------    -----------    -----------    -----------    -----------    -----------
                                                (3.70)         (3.97)          3.73           3.40           2.56          (0.85)
                                           ==========    ===========    ===========    ===========    ===========    ===========
 Weighted average number of ordinary
   shares (NIS 0.05 par value) used
   in the computation of basic
   earnings (loss) per share               16,597,181     16,690,643     16,690,643     16,690,643     16,690,643     16,597,181
                                           ==========    ===========    ===========    ===========    ===========    ===========
Diluted earnings (loss) per ordinary
 share (NIS 0.05 par value) from:
     Continuing operations                        (*)            (*)          (1.66)           (*)            (*)            (*)
     Discontinuing operation                      (*)            (*)           5.10            (*)            (*)            (*)
                                                                        -----------
                                                                               3.44
                                                                        ===========
 Weighted average number of ordinary shares
   (NIS 0.05 par value) used in the
   computation of diluted earnings per share                             17,424,643
                                                                        ===========

(*) anti dilutive

Income statement data as per U.S. GAAP (*) :


                                                                                                                 Convenience
                                                                                                                 translation
                                                                          Year ended December 31,                December 31,
                                                          ----------------------------------------------------
                                                            2004       2003       2002       2001       2000        2004
                                                          ---------  --------   --------   --------   --------   -----------
                                                          Reported                    Adjusted                      US $
                                                          ---------  -----------------------------------------
                                                                        NIS (thousands)                           (thousand)
                                                          ----------------------------------------------------   ----------
a) Net income and comprehensive income:

Loss from continuing operations                           (63,960)   (30,334)   (19,340)    (8,969)   (26,221)    (14,847)
Net profit from discontinuing operations                   11,067     50,121     51,834     33,935     76,471       2,569
                                                          -------    -------    -------    -------    -------     -------
Net profit (loss)                                         (52,893)    19,787     32,494     24,966     50,250     (12,278)
                                                          =======    =======    =======    =======    =======     =======
Total comprehensive income (loss)                         (35,529)    40,156     76,656     42,362     41,900      (8,247)
                                                          =======    =======    =======    =======    =======     =======

b) Earnings per ordinary share (NIS 0.05 par value)

Basic and diluted earnings (loss) per ordinary share:
Continuing operations                                       (3.85)     (1.81)     (1.16)     (0.54)     (1.57)      (0.89)
Discontinuing operation                                      0.67       2.98       3.10       2.03       4.58        0.15
                                                          -------    -------    -------    -------    -------     -------
                                                             3.18       1.18       1.94       1.49       3.01        0.74
                                                          =======    =======    =======    =======    =======     =======
Weighted average number of shares (NIS 0.05 per
   value) used in the computation of basic and
   diluted earning (loss) per share (thousands)            16,597     16,691     16,691     16,691     16,689      16,597
                                                          =======    =======    =======    =======    =======     =======

(*) For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 24 to the Consolidated Financial Statements.

Selected balance sheet data as per Israeli GAAP :


                                                                                                                      Convenience
                                                                        As at December 31,                            translation
                                                 ----------------------------------------------------------------     December 31,
                                                   2004           2003         2002           2001          2000         2004
                                                 ----------    ---------    ----------     ---------      --------    ----------
                                                 Reported                             Adjusted                           US $
                                                 ----------    ---------------------------------------------------
                                                                        NIS (thousands)                               (thousands)
                                                 -----------------------------------------------------------------    ----------
Current assets                                     256,854       313,747       288,779       478,961       490,126       59,623
Long-term receivable and
   investments                                      81,428       104,131       377,733       380,204       538,301       18,902
Fixed assets                                     2,185,325     2,003,427     1,606,786     1,334,237       911,132      507,271
Assets related to discontinuing
   operation                                        14,700        16,228       111,983       186,930       304,155        3,412
Total assets                                     2,550,956     2,448,449     2,397,284     2,392,033     2,248,093      592,144

Short-term credits                                 135,429       407,599       522,242       438,513       369,063       31,436
Long-term liabilities                            1,325,803       850,470       627,268       608,303       598,544      307,754
Liabilities related to
   discontinuing operation                          71,410        82,217       108,469       250,623       266,744       16,576
Shareholders' equity                               882,880       946,198     1,002,154       991,287       918,577      204,940

                                       7



Selected balance sheet data as per U.S. GAAP (*):

                                                                                                                   Convenience
                                                                     As at December 31,                            translation
                                              ----------------------------------------------------------------     December 31,
                                                2004           2003         2002           2001          2000         2004
                                              ----------    ---------    ----------     ---------      --------    ----------
                                              Reported                             Adjusted                           US $
                                              ----------    ---------------------------------------------------
                                                                     NIS (thousands)                               (thousands)
                                              -----------------------------------------------------------------    ----------

Current assets                                  256,854       313,747       288,779       478,961       490,126       59,623
Long-term receivable and
   investments                                   53,662        61,207       327,849       335,720       496,995       12,456
Fixed assets                                  2,295,918     2,071,334     1,620,657     1,327,588       925,431      532,943
Assets related to discontinuing
   operation                                     14,700        16,228       153,413       186,930       304,155        3,412
Total assets                                  2,672,673     2,506,973     2,431,655     2,363,510     2,219,520      620,389

Short-term credits                              135,429       407,599       522,242       438,513       369,063       31,436
Long-term liabilities                         1,411,817       902,302       676,531       652,246       600,155      327,720
Liabilities related to
   discontinuing operation                       71,410        82,217       187,048       250,623       266,744       16,576
Shareholders' equity                            921,675       946,198       914,369       923,867       882,508      213,945

(*) For further information as to the differences between Israeli and U.S. GAAP, as applicable to the Company's financial statements, see Note 24 to the Consolidated Financial Statements.


Exchange Rates

      The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.416 to the dollar on June 30, 2005. The exchange rate has fluctuated during the six month period beginning January 2005 through June 30, 2005 from a high of NIS 4.574 to the dollar to a low of NIS 4.299 to the dollar. The monthly high and low exchange rates between the NIS and the U.S. dollar during the six month period beginning January 2005 through June 30, 2005, as published by the Bank of Israel, were as follows:

Month             High                 Low
                  1 U.S. dollar =      1 U.S. dollar =

January 2005      4.414                4.352
February 2005     4.392                4.357
March 2005        4.379                4.299
April 2005        4.395                4.360
May 2005          4.416                4.348
June 2005         4.574                4.405

      The exchange rates of the NIS in relation to foreign currencies listed below published by the Bank of Israel at year-end for the past five years are as follows:

                                   December 31,
                  ---------------------------------------------
                   2004      2003      2002     2001      2000
                  ------    ------    ------   ------    ------

U.S. Dollar        4.308     4.379     4.737    4.416     4.041
Pound              8.308     7.849     7.633    6.400     6.032
    Sterling
Euro               5.877     5.533     4.970    3.907     3.763

      The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

   Year ended December 31,        Exchange Rate
   -----------------------        ----------------
            2000                  4.067 NIS/$1
            2001                  4.219 NIS/$1
            2002                  4.738 NIS/$1
            2003                  4.548 NIS/$1
            2004                  4.483 NIS/$1

          MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

GENERAL

The following discussion should be read in conjunction with the Consolidated Financial Statements.

      A "critical accounting policy", is one that (i) is important to the portrayal of an entity's financial condition and results of operations and (ii) requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our critical accounting policies, estimates and assumptions, the impact of which is material to our financial condition or operating performance, or the nature of which is material because of the level of subjectivity and judgment necessary for highly uncertain matters, are those described below.

      The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in Israel ("Israeli GAAP"), requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate, on an on-going basis, our estimates, including, but not limited to, those related to impairment of real estate assets and investments, allocation of the consideration within a business combination, assessment of the probable outcome of litigation matters in which we are involved and other contingent liabilities, allowance for doubtful debts, determination of subsidiaries' functional currency, and current and deferred taxes. We base our estimates on past experience, on professional advice or on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments as to the carrying values of assets and liabilities that are not readily apparent from other sources. In preparing the Consolidated Financial Statements and forming our estimates and judgments with respect to certain amounts included therein, we have utilized available information including, among other factors, our past history as above mentioned, industry standards and the current economic environment, while giving due consideration to materiality. It is possible that the ultimate outcome, as anticipated by us in formulating our estimates inherent in these Consolidated Financial Statements, will either not materialize or prove to be substantially different. Moreover, application of the critical accounting policies described below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, the actual outcome could differ from these estimates. Other companies may use different estimates, which may have an impact on the comparability of our results of operations to those of companies in similar businesses.

      For information as to material differences between Israeli GAAP and U.S. GAAP as applicable to us, see Note 24 to the Consolidated Financial Statements.

      Issues regarding the Consolidated Financial Statements, that (i) in accordance with Israeli GAAP, are subject to considerable judgment; and that
(ii) involve critical assumption and estimates, are in general similar to those under U.S. GAAP.

IMPAIRMENT AND DEPRECIATION OF REAL ESTATE PROPERTIES, DEVELOPMENT ASSETS

      We evaluate the existence of any other-than-temporary decline, and hence, the need for an impairment loss on our real estate assets (operating or under construction), when indicators of impairment are present. Our evaluation is based, as from January 1, 2003, on the higher of (i) our estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets ("cash flows"; and collectively - "recoverable amounts"). Through December 31, 2002, the valuation was based on estimated undiscounted operational cash flows or on our estimated selling price, whichever is higher. The impairment loss is recorded to the extent that the carrying amount of each asset exceeds its recoverable amount.

      Fair value estimates represent the best estimates based on industry trends, market rates, prices and transactions. Our value-in-use estimation involves estimating the future cash flows expected to be derived from continuing use of the assets and from their ultimate disposal. Such value is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect our best estimate of future market and economic conditions that we believe will exist during the remaining useful life of the assets. The discount rate used in measuring the value-in-use, reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to the assets, and is the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the enterprise expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets. When an asset-specific-rate is not directly available in the market, we use a substitute rate to estimate the discount rate, by evaluating, as much as possible, a market assessment of: (a) the time value of money for the periods through the end of the assets' useful life; and (b) the possible risk that future cash flows will differ in amount or timing from estimates.

      Based on our estimates of future cash flows, our real estate assets were determined to be recoverable, with the exception of the provisions for impairment made by us in previous and current years. As for the current and accumulated provisions for impairment loss - see Notes 9 and 18I to the Consolidated Financial Statements.

      The recognition of an impairment to property and the potential impairment calculation are subject to a considerable degree of judgment, the results of which, when applied under different principles or different conditions or assumptions, are likely to result in materially different amounts and could have a material adverse impact on the Consolidated Financial Statements. The evaluation of future cash flows expected to be generated by each property is subject to significant uncertainty in the estimation of future income and expenses of each of our real estate assets, and the future capital expenditures. In preparing these projections, we make a number of assumptions concerning market share of the asset, benchmark operating figures such as occupancy rates, average room rate (in respect of hotels), rental and management fees rates (in respect of the commercial and entertainment center), collection rates, market prospects, industry labor cost prospects, operating efficiency of the management companies and the scope of maintenance and other operating expenses.

      Depreciation of real estate is based on the estimated useful life of the property (50 years, in respect of commercial and entertainment center and 67 or 95 years, as the case may be, in respect of hotels), using the straight-line method. Changes in our estimates regarding the expected economic useful life of our assets, might significantly affect our depreciation expenses.

      Under different assumptions or conditions, the asset impairment analysis or the depreciation rates may yield a different outcome, which may alter the impairment analysis on our assets, as well as the gain or loss on the eventual disposition of the assets.

      For information on the material differences between Israeli GAAP and US GAAP relating to impairment of real estate assets and/or investments in investee companies - see subsections A7. and A8. to Note 24 to the Consolidated Financial Statements. In accordance with U.S GAAP, we should also use critical estimates by determining the useful life of each group of assets. An indication that an asset may be impaired may sometimes indicate that the remaining useful life, the depreciation rates or the residual value for the asset, needs to be reviewed and adjusted under accounting standards applicable to the asset, even if no impairment loss is to be recognized for the asset and vice versa.

BUSINESS COMBINATIONS

We allocate the purchase price of acquired companies and properties to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. In order to allocate the purchase price attributed to each acquired company and/or asset (tangible and intangible; monetary and non-monetary) and liabilities, we identify and estimate the fair value of each of the main acquired tangible assets (land, building, improvement, other equipment and other monetary and non-monetary items) and estimate any other identifiable intangible assets. Such valuations require us to make significant estimates and assumptions. We believe that our estimates used as the basis for this allocation are reasonable under the circumstances. A different method of allocation may cause (i) an increase or decrease (as the case may be) in our depreciation costs; (ii) the need to provide an impairment loss for each of the acquired companies' assets, or to amend it; and (iii) an increase or decrease (as the case may be) in gain (loss) derived from the disposal of these assets.

LITIGATION, OTHER CONTINGENT LIABILITIES AND ALLOWANCE FOR DOUBTFUL DEBTS

a. We are currently involved in various litigation disputes in substantial amounts. We make provision for contingent obligations (including those in respect of discontinuing operation) when the obligations are probable and their amounts can reasonably be estimated. We include in the Consolidated Financial Statements provisions which are based on, among other factors, legal consultation and past experience, and which in our opinion are deemed adequate to cover the costs and resources necessary to satisfy the potential liabilities under these claims. The outcome of such contingent liabilities may differ materially from our assessment. We periodically evaluate these assessments and make appropriate adjustments to the Consolidated Financial Statements. In addition, as facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the Consolidated Financial Statements.

      We are involved in litigation matters, the amount or outcome of which may not be estimable (e.g., class actions). Due to the uncertainties related to the possible outcome and/or the amounts and/or ranges of losses in these litigation matters, neither our management nor our legal advisors are able to make a reasonable estimate of the liability that could result from an unfavorable outcome and accordingly no provision is provided for such claims in the Consolidated Financial Statements. As additional information becomes available, we will re-assess the potential liability related to our pending litigation and will revise our estimates accordingly. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position. See also Notes 16B and 16C to the Consolidated Financial Statements.

b. We examine, on an ongoing basis, the volume of credit extended to our customers in the ordinary course of business (including long term loans to third parties, in line with and regarding our business) and accordingly, record a provision for doubtful debts based on those factors affecting credit risks, based upon our best judgment. We periodically evaluate the quality and value of loans granted by us to various third parties in the ordinary course of business, taking into consideration the security which was provided, the term of the loans and our past experience with these third parties. If our estimate of collectibility differs from the cash received, the timing and amount of our reported results of operations could be adversely affected.

FUNCTIONAL CURRENCY OF INVESTEE COMPANIES

      In preparing the Consolidated Financial Statements, we are required to evaluate the functional currency of certain subsidiaries operating outside of Israel (especially in Central Europe). In principle, the functional currency is the currency which management believes, based on qualitative criteria, reflects the economic nature of the events and circumstances relevant to the operating subsidiary ("investee") or currency that is extensively used in or has a significant effect on its activity. The functional currency is determined based on management's judgment and involves consideration of all relevant economic factors and circumstances affecting each subsidiary (e.g., the currency of the financial environment that significantly influences management in determining, inter alia, selling prices and payment conditions, or the currency used by management for the purpose of decision making). Generally, the currency in which each subsidiary executed (denominated and settled) the majority of its financing and transactions, which include purchases, billings, collections and payments (i.e., currency in which receivables and payments from current activity are denominated and settled or in which they are retained following their conversion) and the currency in which a majority of costs pertaining to the supply of services (e.g. payroll, maintenance and other expenditures) are denominated and settled, may indicate the functional currency. In these instances, the nature of the subsidiary's operations must also be considered. A significant change in the financial environment, or in the foregoing factors in whole or in part, may require management to re-assess its determination of the functional currency (see also Note 2A.(3)(ii) to the Consolidated Financial Statements).

      When any subsidiary's functional currency is deemed to be other than the reporting currency, then any gain or loss associated with the translation of that subsidiary's financial statements, for consolidation purposes, is charged directly to a separate item in the shareholders' equity, namely "cumulative foreign currency translation adjustments". Exchange rate differences on net monetary items included in the subsidiary's financial statements which are denominated in, or linked to, currencies other than the functional currency, are recorded directly to the statements of operations. See also "Item 11 - Quantitative and Qualitative Disclosure About Market Risks - Exchange Rate Exposure" and "Exposure to Net Investment Value of Foreign Entity" of the Form 20-F.

      In the event the functional currency changes into a currency other than the local one, the amount of the foreign currency translation adjustment and/or the net income in each reported year following the date the change was implemented could be materially affected. For information on currencies involved in our global operations, see "Item 11 - Quantitative and Qualitative disclosure about market risks - Table I - foreign currency risks" of the Form 20-F.

ACCOUNTING FOR INCOME TAXES

      As part of the preparation of the Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimate by us of our actual current tax exposure, together with assessing temporary differences resulting from different treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in our balance sheet. Considerable management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is probable that some portion or all of the deferred income tax assets could be realized. As of December 31, 2004 we recorded a valuation allowance for substantially all of our deferred tax assets (net, after provisions) primarily consisting of certain net operating losses, as well as other temporary differences between book and tax accounting, (see Note 15F to the Consolidated Financial Statements). The valuation allowance was recorded due to uncertainties surrounding our ability to utilize some or all of our deferred tax assets. In assessing the need for the valuation allowance, we consider future taxable income, the time limitations on the utilization of losses (see Note 15D to the Consolidated Financial Statements), and ongoing, prudent and feasible tax planning strategies. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application and/or interpretation of complex tax laws, tax regulations, and tax treaties in respect of various jurisdiction in which we operate and which frequently vary. Tax authorities may interpret certain tax issues in a manner other than that which we have adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, our tax burden of the group may be significantly increased. If the realization of deferred tax assets in the future is considered probable, an adjustment to the deferred tax assets would increase net income during the period in respect of which such determination is made. In the event that actual results differ from these estimates or that we adjust these estimates in future periods, we may incur additional taxes, which could materially affect our financial position and results of operations. We have recorded liabilities for anticipated tax issues based on our estimate of whether, and the extent to which, we may become subject to additional tax payments. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognized a tax benefit during the period of the determination. We record an additional charge in our provision for tax in the period in which we determine that the tax liability recorded in our books is less than we anticipate the ultimate assessment to be. As to tax issues affecting our U.S. subsidiary - see Note 15B(2) to the Consolidated Financial Statements.

      The computation of current and deferred tax liabilities does not include taxes that would have arisen in the event of a sale of the investments in investees (except those that are to be liquidated), or upon receiving the retained earnings as dividends, since in respect of some dividends from profits thereof and/or gains to be generated from their realization are tax exempt, and in respect of others, it is management's policy not to dispose of such investments and/or not to offer, in the foreseeable future, their retained earnings as a dividend distribution or otherwise, in a manner causing a material tax burden on us (see Note 15B(1)c to the Consolidated Financial Statements). In assessing the need to provide a tax liability in respect of the abovementioned, we consider, among others, feasible tax planning strategies. Different assumptions or other policies adopted by management, might significantly affect our tax expenses.

      As stated in Note 15G to the Consolidated Financial Statements, final tax assessments have been received, in respect of the Company and some of our subsidiaries, from 1997 to 2002, while some have not yet been assessed since incorporation. See, in addition, Note 16C(4) to the Consolidated Financial Statements. Tax authorities may, at this stage, challenge our tax strategy, and thus our income or loss for tax purposes could be significantly affected, so that our tax expenses (current and deferred) may, therefore, increase or our recorded valuation allowance may decrease, significantly. Furthermore, our tax strategy might be impacted by new laws or rulings.

Recently issued accounting standards

For information on recently issued accounting standards under US GAAP - see Note 24A to the Consolidated Financial Statements.

For information on recently issued accounting standards under Israeli GAAP - see
Note 2U to the Consolidated Financial Statements.

(A)   Operating Results

      The following table presents for the periods indicated the ratio of certain statements of operation items to total revenues:

                                                 Year ended December 31,
                                            ---------------------------------
                                              2004         2003        2002
                                                %            %           %
                                            -------       ------       ------
Total revenues
Hotels operation and management                76.1         84.9        99.3
Commercial center operations                   19.3          9.0          --
Asset leasing                                   4.6          6.1          --
Long term contracts                              --           --         0.7
                                            -------        -----       -----
                                              100.0        100.0       100.0
Cost of revenues
Hotels operation and management                48.0         57.5        64.0
Commercial center operations                   20.9          9.9          --
Asset leasing                                   1.1          1.6          --
Long term contracts                              --           --         0.7
                                            -------        -----       -----
                                               70.0         69.0        64.7

Gross profit                                   30.0         31.0        35.3

Hotels' depreciation, amortization
  and operating expenses                       22.5         22.7        29.5
Initiation expenses                             0.6          1.9         0.8
Selling and marketing expenses                  4.9          4.0          --
General and administrative expenses             9.5         13.2        15.1
                                            -------        -----       -----
Operating loss before finance income
  (expenses), net                              (7.5)       (10.8)      (10.1)

Finance income (expenses), net                (12.2)       (18.5)        6.1

                                            -------        -----       -----

Operating loss after finance income
  (expenses), net                             (19.7)       (29.3)       (4.0)
Other expenses, net                            (3.3)        (7.3)      (10.3)
                                            -------        -----       -----
Loss before income taxes                      (23.0)       (36.6)      (14.3)
Tax benefits                                   (0.2)        (3.8)       (2.5)
                                            -------        -----       -----
Loss after income taxes                       (22.8)       (32.8)      (11.8)
Share in loss of an associated company         (2.3)        (3.1)       (1.4)
Minority interest in loss (profit)
  of a subsidiary                              (0.3)         0.3         0.4
                                            -------        -----       -----
Loss from continuing operations               (25.4)       (35.6)      (12.8)
Net profit from discontinuing operation         3.9          5.8        42.7
                                            -------        -----       -----
Net profit (loss)                             (21.5)       (29.8)       29.9
                                            =======        =====       =====

      Summary of Fiscal 2004 Operations

      In the year ended December 31, 2004, the following activities have significantly influenced our operations:

      o Our hotels and leisure segment operational results improved, mainly as a result of increased occupancy rate in the Victoria London hotel and commencement of operations in the Centreville apartment hotel of additional renovated apartments during the year, higher occupancy rates, and higher rental rates.

      o The Aquatopia attraction within the Astrid Park Plaza facility operated during the entire year ended December 31, 2004 as opposed to operating for four months for the year ended December 31, 2003.

      o The Arena operated during the entire year ended December 31, 2004 as opposed to partial operating on a partial basis since June 2003 for the year ended December 31, 2003.

      o     Most of the Arena attractions commenced operations in April 2004.

      Fiscal 2004 compared to Fiscal 2003

      The following discussion and analysis should be read in connection with the Consolidated Financial Statements in Item 18 and the other financial information included elsewhere in the Form 20-F.

   Revenue from our hotels and leisure segment
   -------------------------------------------

      The revenues from our hotels and leisure segment are derived from room rentals, food and beverage sales, rental of commercial area and other services. Our results of operations are significantly influenced by occupancy and room rates at our hotels, and the ability to manage our costs. Future operating results could be adversely impacted by many factors including those discussed in the "Risk Factors" included in Item 3 of the Form 20-F. As of December 31, 2004, our hotel segment included seven operating hotels (including an apartment hotel) with more than 862 rooms and/or apartments (which represents the number of rooms Elscint owns based on our pro-rata ownership of each hotel) and three hotels under various stages of construction or renovation. The revenues from our hotels and leisure segment for the year ended December 31, 2004 were NIS 218.4 million ($ 50.7 million) as compared to NIS 189.2 million for the year ended December 31, 2003, an increase of NIS 29.2 million or 15.4%.

      Our hotels, which operate in various countries, report their operating results in currencies other than the NIS ("functional currency"), which is generally the currency of their country of residence. We translate our subsidiaries' results of operations into our reporting currency (which is the NIS) based on the exchange rate on the transaction date, or for sake of practicality, using the average exchange rate for the reported period. Through December 31, 2003 we used the representative exchange rate as of the year end for such translation). See also our discussion in "Critical Accounting Policies and Estimates", above. Therefore, a devaluation of the NIS against each functional currency will cause an increase in our revenues in reported NIS and a revaluation of the NIS against each functional currency will cause a decrease in our revenues in reported NIS. We believe that an analysis of our hotels and leisure segment should, therefore, be presented in the functional currency of each of our operating hotels. The following table summarizes our hotels and leisure segment revenues in their functional currency and in reported NIS:


------------------------- -------------------------------------------- ---------------------------------------------------
   Functional               Revenues in functional currency                     Revenues in reported NIS (thousands)
   currency
------------------------- -------------- -------------- -------------- ----------------- ----------------- ---------------
                              2004           2003        Change (%)        2004                2003          Change (%)(*)
------------------------- -------------- -------------- -------------- ----------------- ----------------- ---------------
   Euro (thousands)          21,444         19,442         10.3%          119,218            107,574            10.8%
------------------------- -------------- -------------- -------------- ----------------- ----------------- ------------
   GBP (thousands)            8,655          7,724         12.0%           70,928             60,597             17.0%
------------------------- -------------- -------------- -------------- ----------------- ----------------- ------------
   Romanian Lei             189,053        143,066         32.1%           26,225             19,252             36.2%
   (millions)
------------------------- -------------- -------------- -------------- ----------------- ----------------- ------------
   S.A Rand                   2,832          2,682          5.6%            1,994              1,782             11.9%
   (thousands)
------------------------- -------------- -------------- -------------- ----------------- ----------------- ------------
      Total                                                               218,365            189,205            (15.4%)
------------------------- -------------- -------------- -------------- ----------------- ----------------- ------------

(*) This change reflects the real change in revenues (in functional currency) plus the devaluation of the NIS against each functional currency.

      Revenues from our hotels in The Netherlands and Belgium have increased by 10.3% for the year ended December 31, 2004, (in reported NIS - 10.8%) mainly due to full-scale operations of the Aquatopia attraction within the Astrid Park Plaza facilities for the year ended December 31, 2004.

      Revenues from our UK hotels have increase by 12%, mainly due to achieving higher occupancy and average room rates in Victoria London and the Sherlock Holmes hotels. In reported NIS we had an increase of 17% (as compared to 12% in GBP) due to devaluation of the NIS against the GBP.

      Revenues from Our Centreville apartments hotel (that form a part of the Bucuresti complex) have increased by 32.1% mainly due to renovations and the operation of additional apartments during the year ended December 31, 2004. In addition, the Centerville apartment hotel achieved higher occupancy rates and higher rental rates during the year ended December 31, 2004.

      In addition, we believe that the following performance measures, which are widely used in the hospitality industry, are important to our discussion of operating performance:

      Total available rooms equals the number of rooms available multiplied by the number of days in the reported period. We use total available rooms as a measure of capacity in our system of hotels. Rooms under significant renovation or construction are excluded from total available rooms.

      Average occupancy represents total paid rooms occupied divided by total available rooms. We use average occupancy as a measure of the utilization of capacity in our hotels.

      Revenue per available room ("RevPAR") represents total room revenues divided by total available rooms. We use RevPAR as an index for comparative performance in our system of hotels.

      The average RevPAR for our operating hotels (excluding the UK leased hotel and the Centreville apartments hotel) for the year ended December 31, 2004 was NIS 461 ($107) as compared to NIS 429 for the year ended December 31, 2003.

   Revenues from the Arena
   -----------------------

      The revenues of the Arena are derived from rent fees, management fees and operations of the Arena attractions.

      In general, the rent fee per square meter is composed of the higher of a minimum rent per square meter and a percentage of the lessee's revenues. The minimal rent per square meter in the Arena varies between $10 - $90 and depends on the business segment of the lessees, the quality of the location at the Arena and the size of the tenant area space.

      We charge management fees to the Arena tenants in order to cover our expenses related to the operation of the Arena such as security, cleaning, marketing, utilities, maintenance and other operating costs. In accordance with the management agreements, the management fees charges are defined mainly on the basis of cost plus margin. We have decided, for the time being, to charge a management fee on a lower based fixed charge per square meter, in order to support the tenants in the beginning of their operations until the Arena achieves the level of activity and market positioning in accordance with our business plans.

      Both the rent fees and the management fees are denominated in NIS and adjusted to the Israeli CPI.

      The Arena is a two-story building consisting of two above - ground floors, and a parking lot consisting of approximately 1,500 parking spaces in three underground floors. The total area of the Arena is approximately 120,000 square meters of which 26,500 square meters are leaseable, 60,000 square meters are parking spaces and the remaining areas are public spaces. As of December 2004 and May 2005, we had signed lease agreements relating to approximately 21,800 and 23,200 square meters, respectively, out of approximately 26,500 square meters leasable space. The remaining space is in various stages of negotiations. We have decided, for the time being, that the parking lot is available for the Arena visitors with no charge. This strategic decision might be changed in the future.

      Our total revenues from the Arena for the year ended December 31, 2004 were NIS 55.3 million ($12.8 million) as compared to NIS 20.1 million for the year ended December 31, 2003.

      This increase is attributed to an increase in revenues from rent fees and management fees which have increased by NIS 30.0 million ($ 6.9 million) due to the fact that the Arena achieved almost full scale operations at the end of 2004, as compared to operations in 2003 on a partial basis, beginning in June 2003.

      In addition most of the Arena attractions commenced operations at the end of the first quarter of 2004, accordingly revenues from these operations totaled NIS 6.2 million ($1.5 million) for the year ended December 31, 2004 as compared to NIS
0.2 million for the year ended December 31, 2003.

   Revenues from asset leasing
   ---------------------------

      On January 6, 2003 the Bernard Shaw hotel was leased to a company engaged in the hotel business for a term of 25 years in consideration for a payment of a fixed amount in each one of the first four years and from the fifth year on, the amount will be adjusted upwards at the rate of 2.5% per annum. In accordance with generally accepted accounting principles the revenues from this lease is recognized by the straight-line method over the lease term. Total revenue derived from this lease for the year ended December 31, 2004 was NIS 13.2 million ($3.1 million) as compared to NIS 13.5 million for the year ended December 31, 2003. The difference is attributable to exchange rate differences.

   Gross profit
   ------------

      Total gross profit for the year ended December 31, 2004 was NIS 86.2 million ($20.0 million), or 30.0% of total revenues, as compared to NIS 69.0 million, or 31.0% of total revenues, for the year ended December 31, 2003.

      Our hotel segment gross profits increased to NIS 80.7 million ($18.7 million), or 37.0% of the hotel segment revenues for the year ended December 31, 2004 from NIS 60.9 million, or 32.2% of the hotel segment revenues for the year ended December 31, 2003. The increase is the result of increase in revenues of the hotel segment and to improved efficiency in our costs of revenues of this segment.

      The Arena has a gross loss in the amount of NIS 4.6 million ($1.1 million) for the year ended December 31, 2004 as compared to NIS 1.9 million for the year ended December 31, 2003. The Arena gross loss is explained by two factors: (i) the Arena achieved almost full-scale operations only at the end of 2004. As a result, Arena's revenues does not represent full- scale operations during 2004 while most of the Arena's operational expenses are fixed and do not vary with the Arena's revenues or leased spaces. We expect that during 2005 the Arena will achieve full-scale operations; and (ii) the Arena's cost of revenues includes depreciation costs in the amount of NIS 31.1 million ($7.2 million) for the year ended December 31, 2004 as compared to NIS 11.0 million for the year ended December 31, 2003. Excluding these depreciation costs, the Arena's gross profit would be NIS 26.5 million ($6.2 million) or 47.8% of the Arena's revenues for the year ended December 31, 2004 as compared to NIS 9.1 million or 45.2% for the year ended December 31, 2003.

   Operating expenses
   ------------------

   Our operating expenses are as follows:

      Hotels' depreciation, amortization and operating expenses for the year ended December 31, 2004 were NIS 64.5 million ($15.0 million) as compared to NIS
50.4 million for the year ended December 31, 2003. This increase is mainly due to an increase in the hotels' operating expenses to NIS 25.8 million ($ 6.0 million) for the year ended December 31, 2004 as compared to NIS 18.4 million for the year ended December 31, 2003 which is attributed to the increase in the volume of the hotel operations. The operating expenses include fixed expenses of each hotel (which do not vary with the hotel revenue, occupancy rate or gross profit) such as insurance and local taxes, and variable expenses, such as management fees, incentive fees and expenses reimbursements to Park Plaza. In addition, we had an increase in our hotels' depreciation and amortization expenses to NIS 38.7 million ($9.0 million) for the year ended December 31, 2004 from NIS 32.0 million for the year ended December 31, 2003 which is attributed mainly to the depreciation expenses of the Aquatopia attraction which commenced operation in the fourth quarter of 2003.

      Initiation expenses for the year ended December 31, 2004 were NIS 1.6 million ($0.4 million) as compared to NIS 4.3 million for the year ended December 31, 2003. These expenses represent mainly a write-off of project development costs that were previously capitalized for which their expected economic benefit is doubtful and initiation costs of new projects mainly in the hotel segment.

      Selling and marketing expenses for the year ended December 31, 2004 were NIS 14.0 million ($3.3 million) as compared to 8.9 million for the year ended December 31, 2003. This increase is attributed to the continuing advertising and marketing effort to achieve a recognized brand name for the Arena. Selling and marketing expenses consist of an advertising campaign, public relations, wages and other related costs.

      General and administrative expenses for the year ended December 31, 2004 were NIS 27.6 million ($6.4 million) as compared to NIS 29.4 million for the year ended December 31, 2003. This decrease is mainly due to a decrease in general and administrative expenses mainly consisting of a decrease in salaries in our biotechnology segment mainly due to the fact that Elscint has decided to postpone future investment in this segment. This decrease was offset in part by an increase in the Arena's general an administrative expenses due to fact that Arena had a full year operations for the year ended December 31, 2004 as compared to six months of operations for the year ended December 31, 2003. General and administrative expenses include executive and administrative salaries, legal, accounting and professional fees, director's fees and insurance, donations, rental expenses, and depreciation.

   Operating loss
   --------------

      As a result of the foregoing factors, operating loss for the year ended December 31, 2004 was NIS 21.6 million ($5.0 million), as compared to NIS 24.0 million for the year ended December 31, 2003.

   Finance expenses, net
   ---------------------

      Finance expenses for the year ended December 31, 2004 were NIS 34.8 million ($8.1 million), as compared to NIS 41.3 million for the year ended December 31, 2003.

      Our finance expenses, net consist of the followings:

      (i)   Interest expenses on bank loans.

      (ii)  Interest income on deposits and loans.

      (iii) Exchange rate differences on our net monetary assets (mainly deposits and bank loans).

      (iv) In respect of the year ended December 31, 2003, we also have finance income (expenses) which were attributed to inflationary erosion of our net monetary assets. (See detailed explanation below).

      Interest expenses on our bank loans (prior to capitalization of such expenses to fixed assets under construction) for the year ended December 31, 2004 amounted to NIS 78.8 million ($18.3 million) as compared to NIS 59.9 million for the year ended December 31, 2003. The increase is attributable mainly to (i) an increase in our bank borrowings for the year ended December 31, 2004 mainly in respect of credit facility for the construction of our Riverbank hotel in London, (ii) an increase in the average interest margin rate on our banks loans and (iii) the devaluation of the NIS against the Euro and the GBP for the year ended December 31, 2004, which caused an increase in the reporting amount of interest in NIS. In accordance with Israeli GAAP, Elscint capitalized for the year ended December 31, 2004 interest expenses related to bank loans to fixed assets under construction (mainly to the Riverbank hotel project) in the sum of NIS 20.6 million ($4.8 million) as compared to NIS 18.9 million for the year ended December 31, 2003. As a result, the interest on bank loan included in our statement of operations for the year ended December 31, 2004 amounted to NIS
58.1 million ($13.5 million) as compared to NIS 41.0 million for the year ended December 31, 2003.

      Interest income on deposits and loans was NIS 2.9 million ($ 0.7 million) for the year ended December 31, 2004 as compared to NIS 5.3 million for the year ended December 31, 2003.

      Exchange rate income in respect of our net monetary assets (prior to capitalization of such exchange rate results to fixed assets under construction) for the year ended December 31, 2004 was NIS 20.8 million ($4.8 million) as compared to exchange rate expenses of NIS 11.8 million for the year ended December 31, 2003. Out of these exchange rate difference results, Elscint capitalized to fixed assets under construction, exchange rate expenses relating to bank loans in the amount of NIS 0.6 million for the year ended December 31, 2004 as compared to exchange rates income capitalized to such assets in the amount of NIS 26.4 million for the year ended December 31, 2003. As a result, the exchange rate differences income included in our statement of operations for the year ended December 31, 2004 amounted to NIS 21.4 million ($5.0 million) as compared to exchange rate difference expenses of NIS 38.2 million for the year ended December 31, 2003. Our finance expenses, net, were significantly influenced, for the year ended December 31, 2004, from applying a new Israeli accounting standard that ceased the adjustment of our financial statements for inflation. In general terms, the adjustments of our financial statements for inflation results in additional finance expenses when our monetary assets are higher than our monetary liabilities and there is an increase in the CPI during the reported year. On the other hand, we would have finance income in instances when our monetary assets are less than our monetary liabilities, and there is an increase in the CPI during the reported year. As a result of applying this new standard we had no income or expenses due to inflationary erosion for the year ended December 31, 2004 as compared to finance income due to inflationary erosion of NIS 31.8 million for the year ended December 31, 2003.

   Other expenses, net
   -------------------

      Other expenses, net for the year ended December 31, 2004 were NIS 9.4 million ($2.2 million) compared to NIS 16.2 million for the year ended December 31, 2003. Other expenses, net for the year ended December 31, 2004 resulted primarily from impairment loss in respect of our investments in the Astrid Park Plaza hotel and the Aquatopia attraction in the amount of NIS 10.5 million ($2.4 million). For additional information see Note 9C to the Consolidated Financial Statements. In addition, we have a loss from realization of fixed assets in the amount of NIS 10.3 million ($2.4 million) in respect Arena's attractions assets disposition. This was offset, in part, by a gain from realization of foreign currency translation adjustments in respect of repayment of a shareholder loan by the Victoria Amsterdam hotel and Utrecht Park Plaza hotel to the Company in the amount of NIS 12.4 million ($2.9 million) and gain derived from deferred consideration received in respect of realization of Algotech shares in the amount of NIS 3.4 ($0.8 million).

   Share in loss of an associated company
   --------------------------------------

      Share in loss of an associated company, Gamida, was NIS 6.6 million ($1.5 million) for the year ended December 31, 2004 as compared to NIS 7.0 million for the year ended December 31, 2003.

   Loss from continuing operations
   -------------------------------

      As a result of the foregoing factors, we had a loss from continuing operations for the year ended December 31, 2004 of NIS 72.4 million ($16.8 million) or NIS 4.37 ($1.01) basic loss per share, as compared to NIS 79.3 million or NIS 4.75 basic loss per share for the year ended December 31, 2003.

   Net profit from discontinuing operation
   ---------------------------------------

      Net profit from discontinuing operation for the year ended December 31, 2004 was NIS 11.1million ($2.6 million) or NIS 0.67 ($0.16) basic earnings per share, as compared to NIS 13.0 million or NIS 0.78 basic earnings per share for the year ended December 31, 2003. Net profit from a discontinuing operation constitutes mainly the collection of receivables previously written off and to exchange rate differences gain attributed to monetary assets pertaining to a discontinuing operation.

   Loss
   ----

      As a result of the foregoing factors, loss for the year ended December 31, 2004 was NIS 61.4 million ($14.2 million) or NIS 3.70 ($0.85) basic loss per share, as compared to NIS 66.4 million or NIS 3.97 basic loss per share for the year ended December 31, 2003.

      Fiscal 2003 compared to Fiscal 2002

   Revenue from our hotels and leisure segment
   -------------------------------------------

      As of December 31, 2003, our hotel segment included seven operating hotels (including an apartments hotel) with more than 1,013 rooms (which are the number of rooms Elscint owns based on its pro rata ownership in each particular hotel) and three hotels under various stages of construction or renovation. The revenues from our hotels and leisure segment for the year ended

December 31, 2003 were NIS 189.2 million as compared to NIS 206.7 million for the year ended December 31, 2002, a decrease of NIS 17.5 million or 8.4%.

      The following table summarizes our hotels and leisure segment revenues in their functional currency and in adjusted NIS:


-------------------------- ---------------------------------------------- --------------------------------------------------
   Functional                Revenues in functional currency                    Revenues in adjusted NIS (thousands)
   currency
-------------------------- ---------------- -------------- -------------- ---------------- --------------- -----------------
                               2003            2002        Change (%)         2003             2002           Change (%)(*)
-------------------------- ---------------- -------------- -------------- ---------------- --------------- -----------------
      Euro (thousands)        19,442          19,287         0.8%           107,574           94,036                14%
-------------------------- ---------------- -------------- -------------- ---------------- --------------- -----------------
      GBP (thousands)          7,724          10,195         (25%)           60,597           76,289               (20%)
-------------------------- ---------------- -------------- -------------- ---------------- --------------- -----------------
      Romanian Lei           143,066         248,680         (42%)           19,252           34,724               (44%)
   (millions)
-------------------------- ---------------- -------------- -------------- ---------------- --------------- -----------------
      S.A Rand                 2,682           3,005         (11%)            1,782            1,630                (9%)
   (thousands)
-------------------------- ---------------------------------------------- ---------------- --------------- -----------------
      Total                                                                 189,205          206,679                (8%)
-------------------------- ---------------------------------------------- ---------------- --------------- -----------------

(*) This change reflects the real change in revenues (in functional currency) plus the devaluation/revaluation (net of inflationary erosion) of the NIS against each functional currency.

      Revenues from our hotels in The Netherlands and Belgium increased by 0.8% for the year ended December 31, 2003, while in adjusted NIS we reported an increase of 14%. The difference is attributable to the devaluation of the NIS against the Euro for the year ended December 31, 2003.

      Revenues from our UK hotels decreased by 25% (in adjusted NIS - 20%) mainly due to the change in the Bernard Shaw Hotel activity from hotel operation to assets leasing in January 2003, which contributed revenue of GBP 3.4 million for the year ended December 31, 2002. Excluding the Bernard Shaw Hotel's revenues for the year ended December 31, 2002 we have had an increase (in GBP) in our revenues of 14%, which is attributed to increased revenues from our other UK hotels, mainly due to achieving higher occupancy. In adjusted NIS (excluding the Bernard Shaw Hotel) we reported an increase of 19% (as opposed to 14% in
GBP) due to devaluation of the NIS against the GBP for the year ended December 31, 2003.

      Our Bucuresti complex is composed of two separate units: Bucuresti Hotel and Apartments Hotel ("Centreville"). The decrease in revenues was 42% mainly due to the closing of the Bucuresti Hotel for renovations in December 2002, offset in part by the revenues derived from the Centreville apartments hotel, which was under various stages of renovation during the first half of 2003.

      The average RevPAR for our operating hotels (excluding the UK leased hotel and the Centreville apartments hotel) for the year ended December 31, 2003 was NIS 429 as compared to NIS 474 for the year ended December 31, 2002.

   Revenues from the Arena
   -----------------------

      The Arena commercial and entertainment center was officially opened, on a partial basis, in June 2003. The majority of the Arena's revenues were composed of rent fees and management fees. Our revenues from the Arena for the year ended December 31, 2003 were NIS 20.1 million.

      As of December 2003, we had signed lease agreements relating to approximately 19,500 square meters out of approximately 26,500 square meters of leaseable space. The remaining space is in various stages of negotiations.

   Revenues from asset leasing
   ---------------------------

      On January 6, 2003 the Bernard Shaw Hotel was leased to a company engaged in the hotel business for a term of 25 years in consideration for a payment of a fixed amount in each one of the first four years and from the fifth year and thereafter the amount is adjusted upwards at the rate of 2.5% per annum. In accordance with generally accepted accounting principles the revenues from this lease is recognized by the straight-line method over the lease term. Total revenue derived from this lease for the year ended December 31, 2003 was NIS
13.5 million

   Gross profit
   ------------

      Total gross profits for the year ended December 31, 2003 were NIS 69.0 million, or 31.0% of total revenues, as compared to NIS 73.6 million, or 35.3% of total revenues, for the year ended December 31, 2002. Cost of revenues of the hotels and leisure segment for the year ended December 31, 2002 included a subsidy received from the Belgian government in respect of hotel's employees' salaries in the amount of NIS 5.3 million. Without the subsidy the gross profits for the year ended December 31, 2002 would be NIS 68.3 million or 32.8% of total revenues. The Arena experienced gross losses in the amount of NIS 1.9 million for the year ended December 31, 2003. The Arena's gross losses are explained by two factors: (i) the Arena was partially opened in June 2003 and therefore did not achieve full-scale operations in that year. As a result, the Arena's revenues do not represent full- scale operations during 2003 while most of the Arena's operational expenses are fixed and do not vary with the Arena's revenues or leased spaces. (ii) the Arena's cost of revenues includes depreciation costs in the amount of NIS 11.0 million for the year ended December 31, 2003. Excluding these depreciation costs, the Arena's gross profit would be NIS 9.7 million or 45.6% of the Arena's revenues for the year ended December 31, 2003.

   Operating expenses
   ------------------

   Our operating expenses are as follows:

      Hotels' depreciation, amortization and operating expenses for the year ended December 31, 2003 were NIS 50.4 million as compared to NIS 61.5 million for the year ended December 31, 2002. The decrease in these expenses is mainly due to the change in the Bernard Shaw Hotel activity from hotel operations to leasing the property in January 2003 and to the closing of the Bucuresti hotel for renovations in December 2002. As a result, the depreciation cost relating to the Bernard Shaw Hotel was classified as a cost of revenues related to asset leasing and we have no depreciation costs in respect of the Bucuresi hotel for the year ended December 31, 2003. In addition, we have no significant operating costs related to the Bernard Shaw Hotel and to the Bucuresti hotel for the year ended December 31, 2003. The operating expenses include fixed expenses of each hotel (which do not vary with hotel revenue, occupancy rate or gross profit) such as insurance and local taxes, and variable expenses, such as management fees, incentive fees and expenses reimbursements to Park Plaza.

      Initiation expenses for the year ended December 31, 2003 were NIS 4.3 million as compared to NIS 1.8 million for the year ended December 31, 2002. These expenses represent mainly a write-off of project development costs that were previously capitalized for which their expected economic benefit is doubtful and initiation costs of new projects in the hotel segment.

      Selling and marketing expenses for the year ended December 31, 2003 were NIS 8.9 million as compared to nil for the year ended December 31, 2002. These expenses are attributable to marketing efforts for the Arena that was opened in June 2003.

      General and administrative expenses for the year ended December 31, 2003 were NIS 29.4 million as compared to NIS 31.6 million for the year ended December 31, 2002. This decrease is mainly due to the decrease in salaries and related expenses attributable mainly to dividend payments with respect to incentive shares issued to employees against loans provided by the Company, for which the sole security for the repayment of these loans are the issued shares. These dividend payments were recorded as expenses in the statement of operations for the year ended December 31, 2002. The decrease in general and administrative expenses was partially offset by an increase in such expenses (mainly salaries and related expenses) attributable to the commencement of operation of the Arena in June 2003.

   Operating loss
   --------------

      As a result of the foregoing factors, operating loss for the year ended December 31, 2003 was NIS 24.0 million, as compared to NIS 21.3 million for the year ended December 31, 2002.

   Finance expenses, net
   ---------------------

      Finance expenses for the year ended December 31, 2003 were NIS 41.3 million, as compared to finance income, net of NIS 12.8 million for the year ended December 31, 2002.

      Interest expenses on bank loans for the year ended December 31, 2003 amounted to NIS 59.9 million as compared to NIS 51.0 million for the year ended December 31,2002. The increase is attributable mainly to (i) an increase in our bank borrowings for the year ended December 31, 2003, (ii) an increase in the average interest margin rate on our banks loans and (iii) the devaluation of the NIS against the Euro and the GBP for the year ended December 31, 2003 which caused an increase in the reporting amount of interest.

      Exchange rate income (net of inflationary erosion) in respect of our bank loans for the year ended December 31, 2003 was NIS 47.8 million as compared to NIS 25.9 for the year ended December 31, 2002. In the year ended December 31, 2003 Elscint capitalized finance income related to bank borrowings (interest, exchange rate differences and inflationary erosion) to fixed assets under construction (mainly to the Arena and the Riverbank hotel project) in the sum of NIS 7.3 million as compared to finance expenses of NIS 22.6 million for the year ended December 31, 2002.

      In addition we have finance expenses, net (including exchange rate differences and inflationary erosion) derived from bank deposits in the amount of NIS 17.4 million for the year ended December 31, 2003 as compared to finance income of NIS 21.1 million for the year ended December 31, 2002.

   Other expenses, net
   -------------------

      Other expenses, net, for the year ended December 31, 2003 were NIS 16.2 million compared to NIS 21.5 million for the year ended December 31, 2002. Other expenses, net, for the year ended December 31, 2003 resulted primarily from impairment of long-lived assets and investments in the amount of NIS 43.7 million. This was offset in part by a gain from realization of Algotech shares in the amount of NIS 24.7 and gain from realization of foreign currency translation adjustments in respect of repayment of a shareholder loan by SHH to the Company in the amount of NIS 5.8 million.

   Share in loss of an associated company
   --------------------------------------

      Share in loss of an associated company, Gamida, was NIS 7.0 million as compared to NIS 2.8 million for the year ended December 31, 2002. This increase is mainly due to the inclusion of Gamida's loss for all of fiscal 2003 while for the year ended December 31, 2002 we included Gamida's losses only for the three-month period ended December 31, 2002.

   Loss from continuing operations
   -------------------------------

      As a result of the foregoing factors, we had a loss from continuing operations for the year ended December 31, 2003 of NIS 79.3 million or NIS 4.75 basic loss per share, as compared to NIS 26.7 million or NIS 1.6 basic loss per share for the year ended December 31, 2002.

   Net profit from discontinuing operation
   ---------------------------------------

      Net profit from discontinuing operation for the year ended December 31, 2003 was NIS 13.0 million or NIS 0.78 basic earnings per share, as compared to NIS 88.9 million or NIS 5.33 basic earnings per share for the year ended December 31, 2002. This decrease resulted primarily from the inclusion of the results of the sub-assemblies segment (i.e our factory in Ma'alot) for the year ended December 31, 2002 and from the gain derived from the sale of this segment (which is a part of our discontinuing operation) in December 2002 (see Item 4 - "Principal Capital Expenditures and Divestitures" of the Form 20-F).

   Net profit (loss)
   -----------------

      As a result of the foregoing factors, loss for the year ended December 31, 2003 was NIS 66.4 million or NIS 3.97 basic loss per share, as compared to net profit of NIS 62.3 million or NIS 3.73 basic earnings per share for the year ended December 31, 2002.

             (B) LIQUIDITY AND CAPITAL RESOURCES

      Overview
      --------

      Our capital resources are (i) lines of credit obtained from Israeli and foreign banks and financial institutions, (ii) financing margins resulting from the refinancing of loans extended to the subsidiaries owning our assets (iii) proceeds from sales of assets and (iv) our available cash and cash equivalents. Such resources are used for subordinated debt investments in our real estate assets that are built by Elscint's wholly owned and jointly controlled subsidiaries that are formed for the construction and operation of our various real estate assets. The subordinated debt-financing portion is typically 30%, and Elscint's portion of such amount varies based on the portion of its ownership in the relevant subsidiary. The balance of the amount needed for the construction of the assets is financed through the mortgage of the underlying real estate in favor of local banks that provide financing. The subordinated debt financing to our wholly owned and jointly controlled subsidiaries is typically provided by Elscint through shareholder loans that are subordinated to the bank loans provided to the subsidiary.

      Our short-term liquidity needs include funds for interest and principal payments on our outstanding indebtedness, corporate general and administrative expenses and capital expenditures. Our long-term liquidity needs include funds for construction and/or renovation of our hotels and initiation of new projects. Due to the Company's nature of activity as an entrepreneurial company within the real estate business, our ability to obtain the necessary funding relies mainly on our ability to realize our real estate assets (by their improvement and sale to third parties or by obtaining re-financing loans) and we depend on real estate market conditions which may significantly effect our liquidity and capital resources.

      Our ability to fund operations, make planned capital expenditures, make required payments on any securities we may issue in the future and remain in compliance with the financial covenants under our loans agreements will be dependent on our future operating performance. Our future operating performance is dependent on a number of factors, many of which are beyond our control, including occupancy rates of our hotel rooms and the room rates we can charge. These factors are impacted by prevailing economic conditions and financial, competitive, regulatory and other factors. In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to unanticipated decrease in revenues, or increase in expenses and other unforeseen events), we may be required to seek additional financing. There are no assurances that, under such circumstances we will be able to obtain such financing.

      Fiscal 2004 cash flows compared to fiscal 2003 cash flows
      ---------------------------------------------------------

      Cash flows from operating activities
      ------------------------------------

      Net cash provided by continuing operating activities for the year ended December 31, 2004 was NIS 4.6 million ($1.1 million), as compared to net cash used in continuing operating activities of NIS 5.1 million for the year ended December 31, 2003. This change was primarily due to improvement in our cash flow from the hotels and leisure segment, offset in part by an increase in finance expenses, net (expenses on bank borrowings which were not capitalized to fixed assets under construction, net of interest income on banks deposits, net).

      Net cash used in discontinuing operating activities for the year ended December 31, 2004 was NIS 0.4 million ($0.1 million), as compared to NIS 12.2 million for the year ended December 31, 2003. The negative cash flow for the year ended December 31, 2003 is mainly attributed to realizations of bank guarantees previously provided to a foreign bank in respect of a former customer's liabilities to the foreign bank. These guarantees lapsed at the end of 2003 and we are now attempting to collect these debts from those costumer.

      As a result of the foregoing factors, net cash provided by operating activities for the year ended December 31, 2004 was NIS 4.2 million ($1.0 million) as compared to net cash used in operating activities of NIS 17.4 million for the year ended December 31, 2003.

      Cash flows from investing activities
      ------------------------------------

      Net cash used in continuing investing activities for the year ended December 31, 2004 was NIS 197.8 million ($45.9 million), as compared to NIS
165.5 million for the year ended December 31, 2003. This change was primarily due to a decrease in the proceeds from sale of long term investment and loans to NIS 4.3 million ($1.0 million) for the year ended December 31, 2004 (mainly attributed to the deferred consideration received from the realization of Algotech shares and to collection of long term loans receivable from tenets) as compared to NIS 274.7 million for the year ended December 31, 2003 (mainly relating to the refund of bank deposit in the amount of NIS 243.7 million that served as security for a loan in the same amount and proceeds in the amount of NIS 28.3 million from the sale of Algotech shares in November 2003). This was partially offset by (i) a decrease in the purchase of fixed and other assets to NIS 208.7 million ($48.4 million) for the year ended December 31, 2004 (mainly relating to the construction of the Riverbank hotel project and to renovation of apartments in the Bucuresti complex) from NIS 417.0 million for the year ended December 31, 2003 (mainly relating to construction of the Arena and Riverbank hotel project) and (ii) an increase in the proceeds from realization of fixed assets to 20.5 (mainly in respect of realization of our U.S subsidiary's building in June 2004) as compared to NIS 1.6 million for the year ended December 31, 2003.

      Net cash provided by discontinuing investing activities for the year ended December 31, 2004 was NIS 2.1 million ($0.5 million), as compared to of NIS 94.7 million for the year ended December 31, 2003. This decrease is mainly attributable to the proceeds received from the buyer of the sub-assemblies segment at the beginning of year 2003.

      As a result of the foregoing factors, net cash used in investing activities for the year ended December 31, 2004 was NIS 195.7 million ($45.4 million) as compared to NIS 70.8 million for the year ended December 31, 2003.

      Cash flows from financing activities
      ------------------------------------

      Net cash provided by financing activities for the year ended December 31, 2004 was NIS 133.8 million ($31.1 million), as compared to NIS 94.0 million for the year ended December 31, 2003.

      Net cash provided by financing activities for the year ended December 31, 2004 was mainly attributable to the following:

o Proceeds from long-term debts in the amount of NIS 308.7 million ($71.7 million) which is attributed mainly to long-term refinancing loan agreement of the Victoria Amsterdam hotel and Utrecht Park Plaza hotel (see below), in the amount of NIS 211.0 million ($ 49.0 million) and draw-downs of funds under the long-term credit facility provided for the construction of the Riverbank hotel in the amount NIS 95.5 million ($ 22.2 million).

o Payment of long term debts in the amount of NIS 134.0 million ($31.1 million) which is attributed mainly to repayment of previous bank loans of the Victoria Amsterdam hotel and Utrecht Park Plaza hotel in the amount of NIS
 126.0 million ($ 29.2 million) subsequent to the refinancing loan provided.

o In addition, we executed payments of short term credits, net, in the amount of NIS 40.9 million ($9.5 million).

      Net cash provided by financing activities for the year ended December 31, 2003 was mainly attributable to the following:

o Proceeds from long-term debts in the amount of NIS 364.9 million which is attributed mainly to (i) long-term refinancing loan agreement of the Bernard Shaw Park Plaza hotel, in the amount of NIS 162.1 million and (ii) a long-term credit facility provided for the construction of the Arena in the amount of NIS
 195.1 million,

o Payments of long term debts in the amount of NIS 324.0 million which is attributed mainly to repayment of previous bank loans of the Shaw Park Plaza hotel in the amount of NIS 67.2 million subsequent to the refinancing loan provided and a repayment of a long-term bank loan in the amount of NIS 243.7 million out of the deposit that served as security for the aforementioned loan.

o In addition, we were provided with a short term credit, net, in the amount of NIS 53.0 million, attributed mainly to draw-downs of funds under the long-term credit facility which was provided for the construction of the Riverbank.

      Major balance sheet items movements that affect our liquidity
      -------------------------------------------------------------

      Cash and cash equivalents decreased to NIS 41.8 million ($9.7 million) as at December 31, 2004, as compared to NIS 98.5 million as at December 31, 2003. This decrease is primarily attributed to the ongoing cash investments in the construction of our projects (mainly the Riverbank hotel project and for completion of the construction works in the Arena), repayment of long-term bank loans and operational expenses. It was offset in part by a refinancing loan provided to our hotels in the Netherlands and to proceeds from realization of our U.S subsidiary's building

      Fixed assets, net, increased to NIS 2,185.3 million ($507.3 million) at December 31, 2004, from NIS 2,003.4 million at December 31, 2003, primarily due to the continuing investment in the construction of the Riverbank hotel project as well as the completion of the construction works of the Arena, and to devaluation of the NIS against the functional currencies of our investees. This was offset, in part, by the assets' annual depreciation.

      Short-term credit and long-term debt increased to NIS 1,461.2 million ($339.2 million) as at December 31, 2004, from NIS 1,258.1 million at December 31, 2003. This increase is attributable mainly to obtaining new bank facilities for the year ended December 31, 2004 (see "financing" below) and the devaluation of the NIS against the GBP and the Euro for the year ended December 31, 2004, offset in part by repayment of a long-term bank loans.

      As of December 31, 2004, we had bank loans in the aggregate amount of NIS
690.2 million ($ 160.2 million), which, as a result of receipt of waiver letters from the respective banks, had a maturity of January 1, 2006. These amounts consist of: (i) a bank loan in the amount of NIS 294.5 million ($ 68.4 million), secured by certain collaterals of BEA, for which the bank has provided a letter consenting to reschedule the loan for a period of 10 years, subject to our furnishing additional agreed upon securities and execution of a definitive long term loan agreement; and (ii) a loan agreements in the amount of NIS 395.7 million ($ 91.8 million) in respect of which, as of the balance sheet date, we were not in compliance of certain financial and operational covenants. Should we fail to provide the banks with the additional securities, sign the definitive agreements or fail to comply with the covenants in the loan agreements, then these loans could be reclassified as short-term debt. Such classification in our financial statements may improperly reflect our working capital ratio as well as other financial indicators. since the real-estate assets which were financed by these loans are classified as non-current assets. In addition, if we fail to reach agreements with these banks in the future, our debt may become immediately repayable and we may be unable to make the necessary payments or obtain additional or replacement financing on favorable terms. Although the parties to the agreements follow the terms and conditions provided therein in respect of the long term repayment schedule or in accordance with the agreement with the bank, as the case may be, and although we believe we will reach a favorable resolution of these matters, we cannot be certain that this will occur.

      Financing
      ---------

      In the year ended December 31, 2004 we drew funds mainly from the following facilities:

      o In December 2003 our jointly controlled subsidiary, Riverbank Hotel Holding B.V. ("RBH"), signed a long term credit facility agreement with a bank according to which the bank has made available to RBH a credit facility in the aggregate amount of GBP 67.0 million (in which Elscint's share is GBP 33.5 million). In accordance with the agreement the facility shall be used initially for the payment of the short-term credit facility previously provided by the bank and the remaining proceeds will finance the cost incurred in connection with construction of the hotel. The loan bears annual interest at the basic rate of the bank plus a margin of 1.4%, provided that the interest rate shall in no event be less then LIBOR plus 2.2% per annum. The loan is repayable over a period of 10 years commencing the earliest date of (i) August 27, 2007 or (ii) the Economic Completion Date as determined in the agreement, and the remaining balance is repayable as a bullet repayment at the end of the period. These repayment terms are subject to compliance by RBH with certain financial and operational covenants as stipulated in the agreement. As part of the agreement the bank was provided with (i) a charge over RBH's tangible fixed assets and shares, (ii) a guarantee in favor of the bank provided severally by Elscint Ltd. and companies of the Red Sea Group ("RSG") each in the amount 7.1% of the outstanding loan and (iii) a joint construction completion guarantee in favor of the Bank was provided by Elscint Ltd. and RSG. In addition, RBH has taken upon itself to comply with a number of financial and operational covenants as specified in the loan agreement. In the year ended December 31, 2004 RBH draw funds under this facility in the amount of GBP 22.9 million (Elscint's share is GBP 11.4 million) that used for the construction of the Project. As of December 31, 2004, RBH'S outstanding loan amount to GBP 61.6 million.

      o In October 2004 our Jointly controlled subsidiaries, Victoria Hotel C.V ("VHCV") and Utrecht Victoria Hotel B.V ("Utrecht") together with The Mandarin Hotel B.V (a company in the RSG) signed an agreement with a bank for a refinancing loan in the amount of Euro
            80.0 million, in which Elscint's jointly controlled subsidiaries' share is Euro 71.7 million. An amount of Euro 42.4 million served as repayment of a previous bank loan extended to the Jointly controlled subsidiaries and the remaining amount was used for repayment of shareholder loans, which increased our available cash. Approximately Euro 4.6, million is repayable during the first 5 years and the remainder is to be paid as a bullet repayment at the end of the term (September 30, 2009). The interest rate on this loan was fixed by a swap transaction at the rate of 5.1% per annum.

            As a security for the loan the borrowers have provided the bank, amongst others, with charge over the borrowers' real estates and moveable assets, pledge on the borrowers shares, lease agreements, management agreements, income receivables accounts, and insurance rights.
            As part of the agreement, it was determined that all borrowers and guarantors are jointly and severally responsible towards the bank for each of the other borrower.
            In addition, the borrowers have took upon themselves to comply with a number of financial and operational covenants as specified in the loan agreement.

      Asset disposition
      -----------------

      o In November 2003, the Company sold to a third party its interest (approximately 16%, fully diluted) in Algotech. The proceeds from this sale were approximately $7.8 million (subject to adjustments) out of which an amount of $6.3 million has been received as of December 31, 2003. During the year ended December 31, 2004 and 2005 Elscint has received additional and final proceeds in the amount of $0.7 million and $0.4 million, respectively.

      o In April 2004, Elscint Inc. signed an agreement with an unrelated third party for the sale of its building in Rockleigh, New Jersey. Upon the closing of the agreement, in June 2004, Elscint Inc. received total consideration in the amount of $4.75 million.

      Assets held for sale
      --------------------

      At the moment, Elscint has no specific assets held for sale.

      Contractual obligations
      -----------------------

      Our contractual obligations are comprised mainly of long-term loans from banks and financial institutions and long-term operating leases. These obligations are linked to foreign currencies (mainly U.S. dollar, GBP and the Euro). In the following table we summarize our significant contractual obligations as of December 31, 2004 in NIS while translating them by the representative exchange rate as of December 31, 2004 between the NIS and the currency in which the obligation is denominated. Therefore, actual payments of these amounts (as they will be presented in the financial statements of the Company in preceding years) are significantly dependent on the exchange rate of the NIS against foreign currencies and can be significantly different than those presented in the following table.

----------------------------- ------------------------------------------------------------------------------------------
Contractual obligations                                                  NIS (million)
----------------------------- ------------------ ----------------- -------------------- -------------------- -----------
                              Less than one year      2-3 years            4-5 years       More than 5 years     Total
----------------------------- ------------------ ----------------- -------------------- -------------------- -----------
Long-term debt obligations            90                826(ii)               307                 568            1,791
(i)
----------------------------- ------------------ ----------------- -------------------- -------------------- -----------
Operating lease obligation             5                 11                    11                 553              580
(iii)
----------------------------- ------------------ ----------------- -------------------- -------------------- -----------
Construction services (iv)            83                 --                    --                  --               83
----------------------------- ------------------ ----------------- -------------------- -------------------- -----------
Others (v)                             2                  2                    --                  --                4
----------------------------- ------------------ ----------------- -------------------- -------------------- -----------
Total                                180                839                   318               1,121            2,458
----------------------------- ------------------ ----------------- -------------------- -------------------- -----------

      (i) These amounts include payments of principal and interest in respect of our long term debt. For additional information in respect of the long-term loan, see Note 13 to the Consolidated Financial Statements and "Item 11- Quantitative and Qualitative Disclosures About Market Risk" of the Form 20-F.

      (ii) a. Bank loans include loans granted to the Company from an Israeli bank totaling NIS 294.5 million, secured by a first ranking pledge of BEA shares and certain additional first and second ranking pledges on shares of BEA's subsidiaries, and further secured by first or second ranking pledges on assets and interests acquired by means of the credit line, and as may be required by the bank. In addition, the Company undertook to comply with certain financial covenants, namely maintaining, throughout the duration of the credit, of a minimum ratio of shareholders' equity to total balance sheet assets. The bank has informed the Company, of its principal consent to reschedule the repayment of the aforementioned loans for a period of 10 years, and all subject to the furnishing by the Company of additional agreed upon securities as well as the execution of detailed agreements between the parties. The Company's management estimates, based on such understandings, that subject to its provision of such security, the balance of the loan will be rescheduled for a long-term period. The bank has informed the Company in writing, that it does not intend to demand repayment of the loans prior to January 1, 2006. The bank has also informed the Company that in any event of a full or partial sale, issuance or a refinancing by the Company, or in any other event constituting a trigger event, occurring prior to January 1, 2006, a repayment of a certain amount, as agreed upon by and between the parties or failing such agreement as determined by the bank, is to be executed.

            b. Within the framework of agreements for the receipt from Israeli banks of long-term foreign currency credit facilities in an aggregate amount, in which the Company's share totals to NIS
               395.7 million, (for financing hotels and the Arena construction), the companies owning the properties undertook in favor of the banks to comply, throughout the duration of the credit, with certain financial and operating covenants. Should such companies fail to comply with all or any of such covenants, or upon the occurrence of certain events as detailed in the agreements, the banks will then be entitled to demand the immediate repayment of the loans. As of December 31, 2004, the borrowers are yet to comply with certain covenants, which in the opinion of the managements thereof do not affect their repayment ability (principal and/or interest) to the banks on a regular basis and the actual repayments, as aforesaid. The parties to the agreements follow the terms and conditions provided therein in respect of the long-term repayment schedule or in accordance with the agreement with the bank, as the case may be. The borrowers' managements are of the opinion, based on previous experience that the banks will not call for immediate repayment of the credit, as a result of such temporary breaches. The Company's management believes therefore that these loans are vested with a long-term nature. In addition, the banks have informed the Company in writing as to their consent to extend the term of the above-mentioned credit facilities until January 1, 2006.

      (iii) Our operating lease obligations are subject to periodic adjustment of the lease payments as stipulated in the agreements. In this table we included the lease obligations based on the lease payments for the recent year. For additional information in respect of our operating lease obligations see Note 9B to the Consolidated Financial Statements.

      (iv) This refers to contracts with supplier and subcontractors in respect of the construction of our projects.

      (v) Includes NIS 3.0 million ($0.7 million) in respect of agreement between Elscint and the Israeli Tax Authorities for final tax assessment for the years 1999 trough 2002 as well as various agreements for supply of services by third parties in the Company's ordinary course of business.

      In addition, we have agreed with the Rezidor group, regarding the future management of two hotels, currently under construction and/or renovation (the National Ballet Building in Hungary, which is intended to operate under the "Regent" brand name and the Bucuresti hotel in Bucharest, which is planned to operate under the brand name "Radisson SAS"). As part of these agreements we undertook to complete the renovation of the hotels within a period of three years from the execution date of the agreements. Should we fail to comply with such undertaking then the Rezidor group can terminate the agreements with immediate effect upon written notice.

      Derivative Instruments
      ----------------------

      For information about financial instruments used, profile of debt, currencies, interest rate structure, and the use of financial instruments, see "Item 11 - Quantitative and Qualitative Disclosure about Market Risk" of the Form 20-F.

Loans

      A. Set forth below is information with respect to loans taken by us, by our subsidiaries and by our jointly controlled companies. The loans granted to our jointly controlled companies are presented in the table at their full value:

--------------------- ------------------- ------------------ ------------------------------------- --------------------------------
                       Amount of Loan
                         and Amount
                      Outstanding as of
Borrower and lender       12/31/04       Interest on Loan       Security for Loan                    Other Information
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
Borrower:             3 Credit            With respect to    Various pledges (first and           As long as any of the
                      facilities in the   Loan I- LIBOR +    second ranking) on shares of         facilities are outstanding,
                      aggregate total     2.85%              wholly owned and jointly             the ratio between equity and
Elscint Ltd.          of approximately                       controlled subsidiary                total assets has to be not
                      $68.3 million       With respect to    companies                            less than 25%
                                          Loan II - LIBOR
                      Amount              + 2.85%                                                 As per a letter received from
Lender:               outstanding -                                                               the bank, the bank will not
                                          With respect to                                         demand the repayment of the
Bank Hapoalim         Loan I in USD -     Loan III - LIBOR                                        loan prior to January 1, 2006
                      $0.7 million        + 2.85%

                      Loan II in Euro
                      -Euro 35.1
                      million

                      Loan III in GBP
                      10.2 million
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
Borrower:             Utrecht Victoria      the Interest     o  Mortgage on both hotels           o  6% of principal to be
                      Hotel B.V.-           on the loan         (and the Mandarin hotel not          paid during first five years
Victoria Hotel C.V.   Euro 14.0 million     is hedged by        owned by Elscint)                    commencing December 31, 2004
and Utrecht                                 a SWAP
Victoria Hotel B.V.   Amount                transaction,     o  First priority security           o  Balance to be paid at
(and The Mandarin     outstanding Euro      accordingly         on moveable property, bank           end of term (September 30,
Hotel B.V. -a         14.0 million          the fixed           accounts (operating income and       2009)
company owned by                            interest            debt service reserve), rights
the Red Sea Group)    Victoria Hotel        rate is             of the borrowers under their      o  Elscint has no interest
                      C.V. -                5.11% per           management agreements  and           in the Mandarin hotel
                      Euro                  annum               insurance proceeds                   included in the refinancing
                      57.8 million                                                                   loan.  Since all borrowers
Lender:                                                      o  First ranking pledge on              have joint and several
                      Amount                                    shares of borrowers which own        liability, Elscint has a
Merrill Lynch         outstanding Euro                          the rights to the land               mutual indemnity arrangement
International         57.7 million                                                                   with the owner of the
                                                                                                     Mandarin hotel with respect
                                                                                                     to liabilities of each
                                                                                                     borrower under the loan, l
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------

                                       35


--------------------- ------------------- ------------------ ------------------------------------- --------------------------------
                       Amount of Loan
                         and Amount
                      Outstanding as of
Borrower and lender       12/31/04       Interest on Loan       Security for Loan                    Other Information
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
 Borrower:            GBP 58.2 million      the interest     o  Mortgage on hotel                 o  GBP 12.7 million payable
                                            on the loan                                              in quarterly installments
Shaw Hotel Holding    Amount                is hedged by     o  Fixed and floating charge            over a period of 25 years
B.V.                  outstanding - GBP     a SWAP              over the borrower's tangible         from June 2003.
                      58.1 million          transaction,        fixed assets
                                            accordingly                                           o  GBP 21.3 million payable
                                            the fixed        o  Rights to all revenues               in quarterly installments
Lender:                                     interest            and profits that will be             from June 2008 over a period
                                            rate is 5.8%        received from the long term          of 20 years.
Bradford & Bingley                          per annum           lease agreement with Accor
Plc and The                                                                                       o  GBP 24.2 million payable
Governor and                                                                                         as a bullet repayment in 2027.
Company of The Bank
of Scotland                                                  o  First ranking pledge on
                                                                shares of subsidiary that owns
                                                                the rights to the land

                                                             o  GBP 95 thousand deposited
                                                                to guarantee interest payments
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
 Borrower:            Loan:               Prime -1%          o  $500,000 deposit to               o  Capital repayments
                                                                guarantee repayment of loan          commenced on October 1, 2003
Park Plaza Hotel      Rand 20 million                                                                with monthly installments of
(Sandton)                                                    o  Mortgage on hotel                    Rand 33 thousand.  In each
(Proprietary) Ltd.    Amount                                                                         succeeding year the monthly
                      outstanding -                          o  Rand 5 million bond over             installments will increase by
                      Rand 19.3 million                         the hotel's movables and             Rand 17 thousand
                                                                debtors
Lender:

Nedcor Investment
Bank Ltd
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
Borrower:             Credit Facility -   LIBOR + 1.65%      o  First priority mortgage           o  GBP 14.1 million of the
                                                                on the land and the building         loan repayable in 20
Victoria Hotel        GBP 39.9 millions                         and lien on all moveable             quarterly installments
Holding B.V.                                                    assets. First ranking pledge         commencing March 2003;
                      Amount                                    on Victoria Hotel Holding            balance repayable in one
                      outstanding -GBP                          B.V's shares.                        payment in December 2012
                      37.1 millions
Lender:                                                      o  Guarantees by each of
                                                                Elscint and a company of the
Bank Hapoalim B.M                                               Red Sea Group in the amount
London Branch                                                   equal to 2.5% of total costs
                                                                of the project
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------


                                       36


--------------------- ------------------- ------------------ ------------------------------------- --------------------------------
                       Amount of Loan
                         and Amount
                      Outstanding as of
Borrower and lender       12/31/04       Interest on Loan       Security for Loan                    Other Information
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
Borrower:             Two loans, each     First loan -       o  Pledge on a security              The Bank has restricted its right
                      for $13.0 million   LIBOR + 1%            deposit of $14 million            to realize the Elscint guarantee,
BEA Hotels Eastern                                                                                by linking it to the realization
Europe B.V.           Amount              Second loan -      o  Lien on Domino and                of the pledge over the Bucuresti
                      outstanding - $26   LIBOR + 2.5%          Bucuresti shares                  shares owned by Domino (except
                      million                                                                     for certain instances stipulated
                                                             o  Lien on BEA Hotel Eastern         in the loan agreement)
Lender:                                                         Europe shares and a floating
                                                                lien on its assets
Bank Leumi Le
Israel Ltd.                                                  o  A floating lien on
                                                                Domino's assets

                                                             o  Undertaking to maintain
                                                                existing ownership structure
                                                                of hotel

                                                             o  Unlimited guarantee by
                                                                Elscint
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
Borrower:             Credit facility -   LIBOR + 2.2%       o  Liens on all assets,              Half of the loan will be repayable
                      GBP 67 million                            including leasehold rights to     in quarterly installments over 10
Riverbank Hotel                                                 the land and goodwill of hotel    years commencing at the earliest
Holding B.V.          Amount                                    owning subsidiary                 of (i) August 27, 2007 or (ii)
                      outstanding - GBP                                                           the Economic Completion Date as
                      61.7 million                           o  First ranking pledge on           determined in the agreement and
                                                                shares of subsidiary that owns    the remaining balance will be
Lender:                                                         the rights to the land            repayable as a bullet repayment
                                                                                                  after 10 years

Bank Hapoalim B.M                                            o  A joint construction
London Branch                                                   completion guarantee provided
                                                                by Elscint and a subsidiary of
                                                                the Red Sea Group

                                                             o  A guarantee in favor of
                                                                the bank by Elscint and a
                                                                company in the Red Sea Group
                                                                each in the amount equal to
                                                                7.1% of the outstanding loan
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
Borrower:             GBP 14.2 million    LIBOR + 1.4%       o  Fixed and floating lien           o  Half of the loan
                                                                on rights to borrower's              repayable in quarterly
Grandis Netherlands   Amount                                    assets, including goodwill           installments over 10 years
Holding B.V.          outstanding -GBP                                                               commencing December 2002.
                      12.7 million                           o  First ranking pledge on              Balance to be repaid after 10
                                                                shares of subsidiary that owns       years (December 2012)
                                                                the rights to the land
Lender:
                                                             o  (pound)5.4 million of the loan
Bank Hapoalim B.M                                               is guaranteed by Elscint
London Branch                                                   Limited and Red Sea for 50%
                                                                each
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------


                                       37

--------------------- ------------------- ------------------ ------------------------------------- --------------------------------
                       Amount of Loan
                         and Amount
                      Outstanding as of
Borrower and lender       12/31/04       Interest on Loan       Security for Loan                    Other Information
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------
Borrower:             Credit Facility     LIBOR + 2.5%       o  Mortgage on Arena and the         As per letter received, the bank
                      -$46 million                              land                              will not demand the repayment of
S.L.S Sails Ltd.                                                                                  the loan prior to January 1, 2006
                      Amount                                 o  First ranking pledge on
                      outstanding - $46                         shares of subsidiary that owns
                      million                                   the rights to the land
Lender:
                                                             o  Floating lien on assets
Bank Discount                                                   of center owning subsidiary
                                                                and rights with respect to
                                                                current and future tenants

                                                             o  A guarantee by Elscint
--------------------- ------------------- ------------------ ------------------------------------ --------------------------------

      B. Our subsidiaries and jointly controlled companies which are engaged in construction and/or the operation of hotels and the Arena entered into loan agreements with banks and financial institutions, which include an undertaking of those companies to comply with certain financial and operational covenants ("covenants") throughout the duration of the respective loans. The covenants include:, achieving certain operational milestones on certain specified dates (e.g. scope of lease, etc.); complying with debt cover ratio, "loan outstanding amount" to secured assets value ratio; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining equity to project cost ratio and net profit to current bank's debt; occupancy percentage; average room or rental fee rates; and others. In addition, we have also entered into credit agreement under which we undertook to comply with certain financial covenants, namely maintaining, a minimum ratio of shareholders' equity to total balance sheet assets throughout the duration of the loan. In the event the Borrowers will not be in compliance with these covenants, the lenders have the right to call the loan for immediate repayment.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities
-------------------------------------------------------------------------

      The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the U.S. dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                       Annual
                                                                    Devaluation
                 Israeli                   Closing                   Adjusted
                 Consumer     Israeli      Exchange       Annual     for Annual
  Year ended   Price Index   Inflation    Rate of the  Devaluation   Inflation
 December 31,  (Units) (1)  rate (%) (2)  Dollar (3)   Rate (%) (4)   (%) (5)
 ------------  -----------  ------------  ----------   ------------   -------

     2000         168.5          0         NIS 4.041      (2.7)        (2.7)
     2001         170.9         1.4        NIS 4.416       9.2          7.7
     2002         182.01        6.5        NIS 4.737       7.2          0.65
     2003         178.58       (1.88)      NIS 4.379      (7.56)       (5.77)
     2004         180.74        1.20       NIS 4.308      (1.62)       (2.78)

--------------------------------------------------------------------------------

      (1) For purposes of this table, the CPI figures use 1993 as base equal to 100. These figures are based on reports of the Israeli Central Statistics Bureau.

      (2) Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.

      (3) Closing exchange rate is the rate of exchange between the NIS and the dollar at December 31 of the year indicated, as reported by the Bank of Israel.

      (4) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.

      (5) The percentage of the annual devaluation adjusted for annual inflation is obtained by dividing the percentage of the annual devaluation rate plus 1 by the percentage of the annual Israeli inflation rate plus 1, minus 1. For information about inflation rates and exchange rates of foreign currencies of autonomous units, see Note 2 to the Consolidated Financial Statements.

303A.11 Foreign Private Issuer Disclosure
-----------------------------------------

      Corporate Governance - Differences between NYSE requirements and home country practice

      As an Israeli company listed on the NYSE we are permitted to follow our home country practice in lieu of certain provisions of the NYSE corporate governance requirements and disclose any significant ways in which such corporate governance practices differ from those followed by domestic companies under NYSE listing standards. The following summarizes significant ways in which our corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standards. This summary does not refer to any or all NYSE corporate governance rules from which we are exempt by virtue of our being a "controlled company". The following also excludes all requirements, which have either not yet come into force or those which we have voluntarily elected to follow.

      Executive Sessions: Under NYSE Rules, non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management. Our home country practice does not have any such requirements.

      Shareholder approval of Equity Compensation Plans: Under NYSE Rules shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described therein. We intend to follow the requirements of the Israeli Companies Law under which requirement for shareholders approval is generally required in circumstances where our directors or controlling shareholders would be entitled to receive equity under the equity-compensation plan.

      Corporate governance guidelines: Under NYSE Rules domestic listed companies must adopt and disclose their corporate governance guidelines. Our home country practice does not have any such requirements.

      Internal Auditor and Certified Public Accountant

      The Companies Law requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee and approved by the board of directors. A person who does not satisfy certain independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Following the recommendation of our audit committee, our board of directors appointed, on March 22, 2004, Josef Greitzer from Greitzer, IE and IA Services. Prior to that the Company's internal director was Mr. Eli Birnboim, CPA, of the offices of Rosenblum-Holtzman, CPA. NYSE rules requires each listed company to have an internal audit function. We are of the opinion that these requirements do not have merits, materially different to Israeli laws.

      External Directors; Independent Directors

      The Companies Law requires Israeli public companies (including companies whose shares were offered to the public outside of Israel) to appoint at least two external directors. The Companies Law provides for certain qualifications with which a candidate for external directorship must comply. Among such requirements, a person may not be appointed as an external director if such person or person's relative, partner or employer, or any entity controlled by such person, has, at the date of appointment, or had at any time during the two years preceding such date, any affiliation with the company, any entity controlling the company at the date of his appointment or any entity controlled by the company or by the entity controlling the company. The term "affiliation" is broadly defined in the Companies Law.

      In addition, no person may serve as an external director if such person's position or other business creates, or may create, conflict of interest with the person's position as a director, or if such position or other business may impair such person's ability to serve as a director. The Companies Law provides for additional qualification requirements that are imposed on such candidates.

      External directors must be appointed by a general meeting of shareholders, and the approval of such appointment requires that at least a majority of the votes of shareholders present at the general meeting voted for such proposal, provided that (i) such majority vote at the general meeting must include at least one third (1/3) of the total votes of non-controlling shareholders present and voting at such general meeting, excluding abstaining votes, or (ii) the total number of votes of the shareholders mentioned in clause (i) above that voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

      The initial term of an external director is three years and such term may be extended for an additional three-year period. Each committee of a company's board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and all external directors must be members of the company's audit committee.

      An external director is entitled to reimbursement of expenses and to monetary and other compensation as provided in regulations promulgated under the Companies Law, but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided by such person as an external director.

      Mr. Moshe Lion and Mr. Benny Gal were elected in August 28, 2003 as our external directors for their second three-year term. Under a recent amendment to the Companies Law, at least one of the external directors is required to have financial expertise and the other external director is required to have professional expertise. This amendment will come into effect upon the determination of qualifications for financial and professional expertise by specific regulations.

      Under NYSE rules, a controlled company, which is a company in which more than 50% of the voting power is held by an individual, a group or another company, need not comply with listing requirements regarding a majority of independent board members, the establishment of a nominating/corporate governance committee and a compensation committee. Our board of directors has determined that we are a controlled company, based on approximately 61% of our voting power being held by our parent company, EMI, and we are therefore exempt from such requirements. Nevertheless, our current composition of the board of directors consists of a majority of independent directors, though there is no assurance that such composition will be sustained in the future.


Elscint Limited                                     Corporate Directory

------------------------------------------------------------------------------------------

Board of Directors                                   Registered Office

Abraham (Rami) Goren, Executive                      13 Mozes Street
Chairman of the Board of Directors                   Tel Aviv 67442, Israel
Rachel Lavine, President                             Tel: (011-972-3) 608-6020
Shimon Yitzchaki, President of Elbit                 Fax: (011-972-3) 696-2022
Medical Imaging Ltd.
                                                     Transfer Agent and Registrar
Moshe Lion, CPA, Chairman of the
Provident Fund Investment Committee of               American Stock Transfer and Trust Co.
Bank Tefahot                                         59 Maiden Lane
                                                     New York, NY 10038
Benny Gal, Director of Gal-BSD Advertising Ltd.      Tel:  (212) 936-5100
                                                     Fax: (718) 921-8331
Shlomo Ben Eliyahu, independent legal
and financial consultant                             Investor Contacts

Shmuel Peretz, president of the Israel               Anne McBride Company, Inc.
Aircraft Industries' European division               630 Third Avenue
                                                     New York, NY 10017
Corporate Officers                                   Tel: (212) 983-1702
                                                     Fax: (212) 983-1736
Abraham (Rami) Goren, Executive
Chairman of the Board of Directors                   Auditors
Rachel Lavine, President
Marc Lavine, Secretary and General Counsel           Brightman Almagor & Co.,
Uri Levin, Chief Financial Officer                   Member of Deloitte Touche Tohmatsu


(as of July 2005)